January 7, 2008

VIA FACSIMILE/EDGAR FILING

Mr. John Cash

Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:

Flanders Corporation

Form 10-K for the Fiscal Year Ended December 31, 2006

Form 10-Q for the Fiscal Quarter Ended March 31, 2007

Form 10-Q for the Fiscal Quarter Ended June 30, 2007

Form 10-Q for the Fiscal Quarter Ended September 30, 2007

File No. 000-27958

Dear Mr. Cash:

This letter is written in response to the staff’s comment letter, dated December 12, 2007 and our subsequent telephone conversation.  The numbers set forth below correspond to the numbers of the staff’s comments set forth on the staff’s comment letter:

1.

We were in compliance with this in our March and June 2007 Form 10Q’s.  Our third quarter Form 10Q didn’t discuss it because the covenants were no longer in effect at that time.  We discussed this in Note C. Pledged Assets and Debt.  It was also discussed in the Liquidity and Capital Resources section as well.  Our Year ending December 31, 2007 Form 10K will have our compliance stated.

2.

We have estimated our cash requirements for interest on our long-term debt and capital lease obligations noting that the total estimated obligation is immaterial both in total and in the aggregate (approximately two percent of total long-term debt and capital lease obligations).  In future annual filings, if deemed material, we will disclose as a footnote to the table of contractual obligations the estimated cash requirements for interest on our long-term debt and capital lease obligations to comply with SEC Release No. 33-8350 Footnote 46.

3.

The loss due to the flood was considered an extraordinary item because it was deemed by management to be both infrequent and unusual given the environment of the company.  The flood occurred on June 28, 2006 due to excessive rain in the northeastern part of the US.   The governor of Pennsylvania declared most of Pennsylvania a disaster area as a direct result of the flooding.   Through the end of 2006, the company incurred approximately $2.6M in damages as disclosed in the December 31, 2006 Form 10K.

4.

We followed the guidance in Paragraph 3 of FASB Interpretation No. 30 (for recoveries in connection with property and casualty losses), or paragraphs 140 and 141 of SOP 96-1 (ACC 10,680.140 and .141 ) (for recoveries in connection with environmental obligations), as applicable.  That guidance generally requires that an asset relating to the  insurance recovery should be recognized only when realization of the claim for recovery of a loss recognized in the financial statements is deemed probable as defined in FASB Statement No. 5, a gain should not be recognized until any contingencies relating to the insurance claim have been resolved  (examples 7 and 8 in EITF Exhibit 01-10A provides further examples of the recognition of insurance recoveries).  It is important to note that in some circumstances, losses and costs might be recognized in the statement of operations in a different (earlier) period than the related recovery.

During the third quarter of 2006, the Company reported an extraordinary gain on the fire related to the portion associated with its building and equipment and inventory insurance policies that were settled in the amount of $5,347,284 (net of income taxes of $3,566,000).  During the fourth quarter of 2006, the Company reported an extraordinary loss on the fire related to the portion associated with its business interruption insurance policy in the amount of $7,304,000 (net of income taxes of $4,869,000).  The business interruption costs were associated with additional freight and overtime labor charges incurred as a result of redirecting operations to other plants.  Management was uncertain on the amount of business interruption costs that would be recovered from the insurance company at December 31, 2006.  This was based on our discussions and negations with the insurance company.  The recovery of the loss was not deemed probable and, therefore, the Company did not recognize a gain until the contingencies relating to the insurance claim were resolved.  The insurance proceeds attributable to the business interruption losses were received (realized) during the first and second quarters of 2007 and recorded as extraordinary gains in their respective periods.  The recognition of the losses were recorded during the period the loss was incurred and the corresponding gain was recorded when the recoveries were realized.

5.

This fluctuation of Other Current Assets is due to the fire in our Texas facility as well as the flood in our Pennsylvania facility.  The increase was a result of incurring costs which were recorded to our insurance receivable account, which is classified as an Other Current Asset.  The offsetting decrease to the Other Current Asset resulted from these costs being written off to extraordinary losses as discussed in question 4 above.  This extraordinary loss is netted with the other extraordinary gains/losses and is included as a separate line item in the statement of cash flows operating section.  The total net cash impact listed due the extraordinary losses is $5.8M as disclosed in the December 31, 2006 Form 10K in the Consolidated Statements of Cash Flows.

6.

The Company recognizes revenue in accordance with the requirements of SAB Topic 13A.  Future filings will incorporate the following into the Revenue Recognition policy of Note A - Nature of Business and Summary of Significant Accounting Policies:

“The Company’s products are sold with terms and conditions, which vary depending on particular business environments in which the Company operates.  The standard policy of the Company is to recognize revenue in accordance with accounting principles generally accepted in the United States of America; specifically SAB Topic 13A”

In addition, for transactions that are not within the scope of specific GAAP pronouncements, we will expand our revenue disclosure to document when there is persuasive evidence of an arrangement; delivery has occurred or the services have been rendered; the price is fixed or determinable; and collectibility is reasonably assured.

7.

The Company will file future section 302 certifications in accordance with Item 601(b)931)(i) of Regulation S-K.

8.

The plant equipment impairment was approximately $3.2M versus goodwill of $540K.

We have reviewed the staffs comments relative to SFAS 144 regarding the charges related to the disposal of assets considered impaired including goodwill and agree with the staff’s position.  Accordingly, we will reclassify these charges from non-operating income to operating income in our Form 10-K for the fiscal year ended December 31, 2007.  The goodwill impairment was deemed immaterial to disclose under the requirements of paragraph 47 of SFAS 142.  To the extent the Company has further impaired goodwill of a material nature, the disclosure requirements of SFAS 142 will be complied with.

9.

The Company doesn’t believe that just because a fire happened at one plant, in a different state a year earlier, that another fire at another plant in a different state negates the infrequency of occurrence criteria.  The second fire was ruled by the county as arson.  The Company believes that the fire caused by arson meets the criteria of unusual and infrequent in nature.

10.

To the extent possible, we will quantify our line item fluctuations in future filings.

In connection with these SEC comments, Flanders Corporation acknowledges:

a)

The Company is responsible for the adequacy and accuracy of the disclosure in our filings;

b)

SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

c)

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I sincerely hope that upon reviewing the above responses to the staff’s comments, the staff will be satisfied with the company’s responses.

As always, I appreciate the staff’s assistance and response in this matter.  Please feel free to call or email me directly for any additional needed follow up at: (727) 822-4411 or cbohush@corp.precisionaire.com.

Very truly yours,

Cully Bohush

Chief Accounting Officer